FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2009
Commission File Number: 000-51116
Hurray! Holding Co., Ltd.
15/F, Tower B, Gateway Plaza
No. 18 Xia Guang Li North Road
East Third Ring, Chaoyang District
Beijing 100027, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- N.A.

Hurray!’s Board of Directors Receives Expression of Interest for Share Acquisition
BEIJING, April 29, 2009 /PRNewswire-Asia/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY — News), a leader in artist development, music production and wireless music distribution and other wireless value-added services in China, today announced that the Company has received from Best Prospect Overseas Limited an expression of interest in acquiring a 51% stake in the Company. The expression of interest is subject to the satisfactory completion of various conditions, including negotiation of mutually acceptable terms of the acquisition.
The Board of Directors of the Company is evaluating various strategic alternatives in due course to maximize shareholder value. The Company cautions that there can be no assurance that the consideration or exploration of alternatives will result in a particular course of action.
About Hurray! Holding Co., Ltd.
Hurray! is a leader in artist development, music production and offline distribution in China through its record labels Huayi Brothers Music, Freeland Music, New Run Entertainment, Secular Bird and Seed Music Group. The Company, through Fly Songs, also organizes concerts and other music events in China.
Hurray! is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet.
The Company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.
Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the decision by the Company to explore one or more strategic alternatives, including the ability to reach an acceptable agreement with respect to any strategic alternative; Company’s ability to implement a strategic alternative; whether the strategic alternatives could result in increasing shareholder value; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended, and annual reports on Form 20-F. Hurray! does not undertake any obligation to update this forward-looking information, except as required under applicable law.
For more information, please contact:
Christina Low F.S.
Investor Relations Officer
Tel: 8610-84555566 x5532
IR@hurray.com.cn
Source: Hurray! Holding Co., Ltd.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.
By:	/s/ Songzuo Xiang
	Name:	Songzuo Xiang
	Title:	Chief Executive Officer

Date: April 29, 2009